CTC Media, Inc. 31A Leningradsky Prospekt 125284 Moscow, Russia
Tel: +7 (495) 785 6333
Fax: +7 (495) 785 6349

August 30, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Larry Spirgel

100 F Street, N.E.

Washington, D.C.  20549

Re:	CTC Media, Inc.
Form 10-K for the fiscal year ended December 31, 2011
(Filed February 28, 2012)
Form 10-Q for the quarterly period ended June 30, 2012
(Filed August 7, 2012)
File No. 000-52003

Dear Mr. Spirgel:

This letter is in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated August 16, 2012 (the “Comment Letter”) to Mr. Boris Podolsky, Chief Executive Officer and Acting Chief Financial Officer of CTC Media, Inc. (the “Company” or “we”), relating to the Company’s Form 10-K filed on February 28, 2012 (the “Form 10-K”) and Form 10-Q filed on August 7, 2012 (the “Form 10-Q”).

The questions are provided for convenience along with the Company’s responses.

Form 10-K for the fiscal year ended December 31, 2011

Comparison of Consolidated Results of Operations for the Years ended December 31, 2009, 2010, and 2011, page 52

CTC Network, page 54

1.             We note your disclosure on page 54 which states, “CTC Network’s advertising revenues increased by 13.4%, when comparing 2011 to 2010, mainly due to increases in advertising prices and appreciation of the Russian ruble against the US dollar, partially offset by decreased audience share.” In order to provide investors with insight into your results of operations, please quantify each variable attributable to the increase in revenue and expenses.

Also provide insight into the underlying business drivers or conditions that contributed to the increase in advertising prices. In this regard, it is unclear to us why advertising prices increased, considering the decrease in audience share.

Response:

We note the Staff’s comment regarding our analysis of our results of operations. In future filings, beginning with our Form 10-Q for the quarter ending September 30, 2012, we will provide investors with greater insight into our results of operations by expanding the qualitative and, where appropriate, quantitative disclosure regarding each material variable that explains period-to-period changes in revenues and expenses. For illustrative purposes, set forth on Appendix A please find an example of the level of disclosure we would propose to provide with respect to (i) the specific line item in our Form 10-K identified by the Staff in its comment letter, and (ii) a sample expense item.  We would expect to provide a comparable level of detail in future filings with respect to the discussion of each material line item.

We also note the Staff’s comment regarding the increase in advertising prices during the periods under discussion. We advise the Staff that advertising prices generally reflect a number of factors, including:

•      Overall market demand. Such demand on the part of advertisers is highly sensitive to general economic conditions. In addition, given the finite amount of advertising time and ratings available on Russian television, increases in overall demand from advertisers generally drive increases in average pricing.

•      General price inflation. Inflation has generally been a significant factor in Russia in recent periods, and typically has resulted in period-to-period increases in average advertising pricing.

•      The nature and quality of audiences. As noted on pages 4, 7 and 12 of our Form 10-K, the target audiences of our networks are of particular interest to advertisers, and we generally obtain higher audience shares in these target demographics than in the overall television viewing population. Because we deliver quality audiences to advertisers, we are generally able to command higher than average prices for the advertising sold, regardless of the overall volume of audience numbers.

Television advertising revenues are generally affected by the overall size of the television advertising market, a broadcaster’s ratings and audience share, and its audience profile. In general, the price of national television advertising in any particular time slot is based on a reference price determined on the basis of “gross rating points,” or “GRPs ”, which represent a measure of the portion of the overall population that is watching a given broadcaster. An advertising agency or advertiser will typically place either a “fixed placement,” an amount of advertising placed on a specific channel and time slot by reference to the GRPs to be delivered by that channel during that time slot, or a “floating placement,” an amount of advertising placed at a time that will deliver the total number of agreed GRPs. Our advertising revenues are determined based on the pricing of television advertising per GRP.

Significantly, however, we note that there is no necessary correlation between advertising prices and audience shares. Rather, advertising prices reflect the broader market dynamics described above, and the quality (not absolute size) of the audience that the advertisers are able to reach.

In particular, with regard to the Staff’s specific question regarding the increase in the Company’s advertising revenues in 2011 compared with 2010, the related increases in advertising prices were primarily driven by the total Russian television advertising market growth of 18% in ruble terms (or 22% in US dollar terms, from $4.2 billion in 2010 to $5.2 billion in 2011), according to the Association of Communication Agencies of Russia (AKAR). There is a strong positive correlation between general macroeconomic conditions and the size of the Russian television advertising market. While total television advertising spending in Russia was adversely affected by the economic slowdown in both the European and global economies in the second half of 2011, the overall advertising market increased in 2011 due to significant growth in the first half of the year. In Russia, TV channels allow large advertising customers (principally large multinational companies) to book time slots in advance and set the price for an expected volume of GRPs for the whole year. We have a stable client base, with over 75% of sales coming from large multinational brands. We generally enter into annual contracts and set the pricing for an expected volume of GRPs before the beginning of the next financial year. Therefore, at the beginning of 2011, our larger advertising customers committed to annual GRPs at much higher prices than in 2010 due to the improved macroeconomic outlook at that time.  However, the result of this structure is that it is possible to have high pricing commitments but a lower volume of GRPs to sell due to lower actual audience share than was expected at the time of commitment, as was ultimately the case with CTC Network in 2011.

In addition to advertising prices and audience share, our revenues are impacted by the level of sellout, our internal measure of the proportion of estimated GRPs available in a particular period to those actually sold. Our sellout percentages are impacted by a number of factors, including the level of advertiser demand for broadcaster inventory in a particular target audience, the channel’s pricing policy, competition from other channels and audience profile. Reflecting the overall trend of advertiser demand, lower sellout may offset higher prices for various reasons, including a channel’s strategic effort to keep prices at higher levels in negotiations with advertisers. Therefore, we respectfully note that the Company’s business is strongly sensitive to the public disclosure of specific percentage changes in advertising prices and sellout levels, which are commercially sensitive data points in our negotiations with advertisers.

Overall, sellout and advertising prices reflect the dynamics of advertising spending in Russia. The Company believes that quantitative disclosure of the effects of changes in the overall television advertising market, audience shares dynamics and exchange rate movements, together with a qualitative discussion of advertising prices and sellout (to the extent meaningful in a given period), provides an appropriate level of insight for investors to enable an understanding of the drivers of our results, as set forth on Appendix A for illustrative purposes.

We also respectfully submit that the disclosures on pages 4, 12, and 43-45 of our Form 10-K provide an appropriate level of context for an understanding of these dynamics.

Form 10-Q for the quarterly period ended June 30, 2012

Critical Accounting Policies, Estimates and Assumptions, page 34

Assets with indefinite useful lives, page 34

2.             We note that the Russian government has announced plans to introduce digital broadcasting in various stages throughout Russia. Since the useful life of a license is typically indefinite because cash flows can be expected to continue indefinitely, tell us how you support the indefinite life of your licenses in view of the upcoming changes. Further tell us how you considered these changes in the future cash flows used to determine the fair value of your licenses for purposes of the impairment test.

Response:

Since 2008, the Company’s analog broadcasting licenses have been assigned indefinite lives based on the Company’s ability and intention to renew the licenses at minimum cost, supported by the history of renewals by the Company’s channels and by other channels. The consistency in the regulatory environment of the TV broadcasting industry and comparative stability in the Russian political and economic environment have supported the basis for this treatment. As of June 30, 2012, the carrying value of our broadcasting licenses, which we record as indefinite-lived intangible assets, totalled $160 million. In each reporting period, we re-evaluate the useful lives of our broadcasting licenses.

In late 2007, the Russian government issued a federal concept release on the development of digital broadcasting.  In late 2009, the Russian government further announced a federal program to introduce digital broadcasting throughout Russia by 2015. At the time of the government’s announcements, we determined that the proposed transition to digital broadcasting was not a triggering event and that reconsideration of the useful lives of our analog licenses would not be necessary until such time as (i) the mechanism of transition, including the framework for building the infrastructure, interaction between the industry players, and the principles for renewal of our existing  licenses for purposes of digital broadcasting have been determined; and (ii) the government formally announces specific plans for the proposed transition. We respectfully refer the Staff to the Company’s response letters dated June 18, 2010, August 2, 2010 and September 14, 2010 for a detailed discussion of the facts and circumstances supporting the Company’s determination that its broadcasting licenses have indefinite lives.

During the period from September 2009 to June 30, 2012, there were no significant developments in the government’s digitalization initiative that  constituted a triggering event requiring us to change the indefinite lives of our broadcasting licenses. To date, there have been only a limited number of pilot projects testing broadcasting on the digital platform. The digitalization project is highly dependent on governmental involvement, and, during 2011 and in the first half of 2012, the presidential elections and changes in government created additional uncertainty regarding regulatory, administrative and commercial priorities.

In August 2012, the Russian press reported that the Prime Minister had ordered the Ministry of Communications to hold a tender (which, it was reported, would include the terms and framework for the transition) for a second multiplex of digital channels by the end of 2012. To date, no official government announcement or publication has been made in this regard. In addition, media reports have indicated that, according to the Ministry of Communications, each channel participating in the second multiplex is expected to pay up to $30 million annually to fund the construction of the infrastructure and signal transmission. We understand that these costs are to be definitively determined when the exact terms of the tender are established. We have begun to prepare for the tender process; however, we will not be able to assess the merits of the participation of each of our CTC, Domashny and Peretz channels in the tender for the second multiplex until after the specific terms have been established and we have completed our economic modelling. It is envisioned that analog broadcasting will be used in parallel to the digital format until the full transition to digital is completed, if at all.

Prior to filing our Form 10-Q for the quarterly period ended June 30, 2012, we considered the August press report and determined it was a nonrecognized subsequent event for purposes of our financial statements for the six months ended June 30, 2012. We did, however, determine that it was important information for investors and provided disclosure in this regard, including a sensitivity analysis in Note 11 to our Unaudited Condensed Consolidated Financial Statements, as well as in our discussion of risk factors.

In the context of developments subsequent to June 30, 2012, we believe that the August press report has confirmed that the government intends to support the digitalization project, although there remain many uncertainties. On August 22, 2012, the government created an advisory council representing major broadcasters, including the Company’s representatives, in order to develop principles of implementation of governmental initiatives in the media industry, including the digitalization project. The council is in the process of formulating proposals to the government on behalf of Russian broadcasters, including the Company, with respect to the principles and specific plans for the second and additional multiplexes.

We expect that, depending on further developments, and in particular if the August press report is confirmed by government actions or by the reaction of market participants, a reconsideration of the accounting treatment of our broadcasting licenses could occur as early as the fourth quarter of 2012.  If that is the case, we may be required to record an impairment charge, and to begin amortizing the remaining value of these assets over their remaining useful lives.

We are continuing to develop our strategic plan and business models in response to developments in the digitalization project.  Based on the outcome of that planning process, if the terms of the announced tender became known (and depending on the precise nature of such terms), or if other indications as to the certainty and timing of the digital rollout become clear, it is possible we would modify some, or all, of our channels’ business models. We estimate that the following major assumptions might be impacted by changes in our business modelling as a result of the digital roll-out:

•      The stages and estimated final completion of the digitalization project, as well as the period of parallel broadcasting in analog and digital formats;

•      The impact of competition (resulting from increased/or decreased numbers of national market players) on our prices and audience shares;

•      The potential digital coverage of our channels and the impact of changes in market participants’ coverage on the methodology of ratings measurement;

•      Our technical ability to broadcast in regional time windows and its impact on regional advertising sales;

•      The amount and timing of transmission, satellite and other fees;

•      The financing of digital broadcasting in cities with populations of less than 100,000, which together account for approximately 50% of the total population of Russia and represent coverages beyond those which are currently monetised by media channels;

•      Infrastructure-related capital expenditures and the future use of our existing broadcasting equipment;

•      The framework for interaction with cable providers and its impact on our cable penetration.

There is currently a great deal of uncertainty regarding these factors, as well as many others until the terms of digital broadcasting are developed. Currently, we are unable to estimate possible changes in these factors and their impact on our cash flows.

In developing an estimate for future cash flows generated by a broadcast license, we consider the perpetual cash flow streams generated by a station from both the sale of local advertising time (when applicable) and the impact on a network’s cash flows, each as adjusted for an average market participant.  In this regard, we respectfully refer the Staff to the Company’s response letters dated June 18, 2010, August 2, 2010, and September 14, 2010, which further describe how we determine the fair values of our broadcasting licenses.  If we were to determine that any of our broadcasting licenses were to have definite lives, the estimated cash flows associated with that license would cease to extend into perpetuity through a terminal value calculation.  At that time, the cash flows would be limited to the cash flows expected to be generated through the estimated remaining useful life of that license.

We respectfully draw the Staff’s attention to the disclosure provided in Note 11 to our Unaudited Condensed Consolidated Financial Statements, appearing on page 22 of our Form 10-Q, which sets out a sensitivity analysis of the potential impairment charges and amortization charges that might be incurred in this regard. Please also refer “Item 1A. Risk Factors—We are likely to face additional expenditures, and may face increased competition, in connection with the planned transition from analog to digital broadcasting in Russia and Kazakhstan, and may incur impairment charges and additional amortization expenses in connection with this transition”, beginning on page

59 of our Form 10-Q, and “Item 1A. Risk Factors—A significant portion of our total assets are intangible assets with indefinite lives that we do not amortize. If events or changes in circumstances reduce the fair value of those assets, we may be required to record impairment losses that could materially adversely impact our net income”, beginning on page 61 of our Form 10-Q.

We will provide an appropriate level of disclosure in future filings based on the status of the digitalization project and our analysis of the lives of our broadcasting licenses at that time.

***

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding this response letter, please do not hesitate to contact me on +7 (495) 785 6350 or by email at bpodolsky@ctcmedia.ru.

Very truly yours,

/s/ Boris Podolsky
Chief Executive Officer and
Acting Chief Financial Officer

cc:	Securities and Exchange Commission

Inessa Kessman, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant

CTC Media, Inc.

Anton Bykov, Director for Legal Affairs
Yulia Shtyrova, Acting Chief Accounting Officer

APPENDIX A

Proposed Expanded Disclosures of Specific Line Items:  2011 Form 10-K

For the convenience of the Staff, the sample expanded disclosure in the MD&A section has been compared to the disclosure which appeared on pages 54-55 and 58-59 of the 2011 Form 10-K. In this regard, please note that only the expanded disclosures which have been added in response to the Staff’s Comment have been underlined.

Sample Proposed Disclosure:  Revenue item:

Total operating revenues

......our total operating revenues increased by 12.7% in 2011 compared to 2010.......Such increases primarily reflected the growth of the Russian television advertising market in 2010 and 2011 when comparing to previous periods, which resulted in higher advertising rates, partially offset by lower year-on-year target audience share of the CTC channel. The Russian television advertising market grew by 18.2% in ruble terms (or by 21.6% in US dollar terms, from $4.2 billion in 2010 to $5.2 billion in 2011), according to the Association of Communication Agencies of Russia (AKAR), reflecting general macroeconomic conditions……

Advertising revenues

CTC Network.    ….. CTC Network’s advertising revenues increased by 13.4%, when comparing 2011 to 2010, mainly due to overall increases in average advertising prices, largely reflecting the 18% increase in the overall Russian television advertising market in the period, and the 3.3% appreciation of the Russian ruble against the US dollar, partially offset by the 10% decreased target audience share. The average target audience share of the CTC Network was 12.2%, 11.9%, and 10.7% in 2009, 2010 and 2011, respectively, while the average overall audience share of the CTC Network was 9.0%, 8.5% and 7.7% in 2009, 2010 and 2011, respectively, reflecting increased competition both from larger TV channels and from smaller non-free-to-air and local TV channels, as well as due to the relative underperformance of certain of our programming, mainly of  primetime series. All larger national free-to-air TV channels in Russia were negatively impacted by increased competition from smaller non-free-to-air and local TV channels viewership, which was up year-on-year for the full year 2011 from 13.8% to 16.2% among 6 to 54 year-olds. See “Item 1A. Risk Factors—A reduction in our audience shares and ratings would likely result in a reduction in our advertising revenues”.

Sample Proposed Disclosure:  Expense Item:

Direct operating expenses

CTC Network.    ….. …. Direct operating expenses at the CTC Network as a percentage of this segment’s total operating revenues were 2.1%, 2.4% and 2.6% in 2009, 2010 and 2011, respectively. …… When comparing 2011 to 2010, the increase was primarily due to increases in transmission and maintenance costs due to the launch of our new digital broadcasting complex in 2011 and increases in salaries and benefits as a result of annual raises and transfers of some employees from other segments to CTC Network segment. In absolute terms, the increases in transmission and maintenance costs and salaries and benefits due to the factors discussed above were 36% and 37%, respectively.